UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to

Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 Thereunder

BERING EXPLORATION, INC.

(Exact name of registrant as specified in its corporate charter)

000-50541

(Commission File No.)

Nevada	88-0507007
(State of Incorporation)	(IRS Employer Identification No.)

1910 Pacific Avenue, Suite 12000

Dallas, Texas 75201

(Address of principal executive offices, including zip code)

(214) 716-2600

(Registrant’s telephone number, including area code)

Bering Exploration, Inc.

1910 Pacific Avenue, Suite 12000

Dallas, Texas 75201

Information Statement Pursuant to

Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 Thereunder

General

This Information Statement is being mailed to holders of record of shares of common stock, par value $.001 per share (“Common Stock”) of Bering Exploration, Inc., a Nevada corporation (“Company,” “we,” “us” or “our”), as of December 9, 2013, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the acquisition by the Company (the “Transaction”) of substantially all of the assets of Breitling Oil and Gas Corporation, a Texas corporation (“O&G”), and Breitling Royalties Corporation, a Texas corporation (“Royalties,” and collectively with O&G, “Breitling”), in exchange for the issuance to Breitling of 461,863,084 shares of Common Stock. The Transaction was effected pursuant to an Asset Purchase Agreement (the “Purchase Agreement”) between the Company and Breitling which was executed and closed on December 9, 2013. Stock outstanding following the closing of the Transaction (the “Closing”). Following the Closing, there will be a change in the majority of the Company’s Board of Directors.

Specifically, J. Leonard Ivins and Steven M. Plumb will resign as our directors. Effective upon the resignations of Mr. Ivins and Mr. Plumb, Chris R. Faulkner, Jonathan S. Huberman, Richard H. Mourglia, Jeremy S. Wagers and Chris E. Williford will be appointed as members of our Board of Directors (collectively, the “Incoming Directors”). In addition, J. Leonard Ivins resigned his position as Chief Executive Officer and Steven M. Plumb resigned his positions as Chief Financial Officer, Chief Operating Officer, President and Secretary.

This Information Statement is being mailed on or about December 9, 2013 to all holders of record on such date. A stockholder vote is not required and will not be taken with respect to the appointment of the Incoming Directors. You are not required to take any action with respect to the appointment of the Incoming Directors.

As of December 9, 2013, there were 499,883,626 shares of Common Stock issued and outstanding.

We Are Not Asking You For a Proxy and

You Are Requested Not to Send Us a Proxy

This Information Statement is required by section 14(f) of the Exchange Act and Rule 14f-1 thereunder as a result of the appointment of new directors in connection with the Transaction. No action is required by stockholders in connection with the resignation and appointment of any director.

Change in Control

On December 9, 2013, pursuant to the Transaction, Breitling became the owner of approximately 92.5% of the Company’s outstanding Common Stock on a fully diluted basis. The Company acquired substantially all of the assets associated with Breitling’s oil and gas properties, which the Company valued at approximately $25.7 million, in exchange for 461,863,084 shares of Common Stock. Breitling is beneficially owned 33- 1⁄3% by Chris Faulkner, 33- 1⁄3% by Parker Hallam and 33- 1⁄3% by Michael Miller.

As the owners of approximately 92.5% of the Company’s outstanding shares of Common Stock, the owners of Breitling (the “Breitling Group”) have the ability to elect all of the members of the Company’s Board of Directors (the “Board”), and through such directors control the appointment of the Company’s officers. Immediately upon the Closing, all of the Company’s executive officers resigned and were replaced with officers named by the Breitling Group. In addition, ten days following the mailing of this Schedule 14f-1, all of the Company’s current directors will appoint designees chosen by the Breitling Group as new directors and then all of the current directors will resign, so that the designees chosen by the Breitling Group will constitute the entire

Board. The names and biographical information of the new directors and executive officers are set forth in this document under the heading “Directors and Executive Officers.”

O&G was founded in October 2004 in Dallas, Texas. Breitling is an independent exploration and production company with proved reserves throughout several major basins in the United States. The Company is engaged in the acquisition, development and production of crude oil, natural gas and natural gas liquids, primarily in the states of Texas, Oklahoma and North Dakota.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of:

•	The shares of Common Stock as of December 9, 2013, immediately prior to the Closing, based on 37,020,542 shares outstanding; and

•	The shares of Common Stock after the Transaction based on 498,883,626 shares outstanding;

by:

•	each current director and executive officer of Company and each person nominated to become a director following the Transaction;

•	all current executive officers and directors of the Company as a group (including in the post-Transaction chart, only the director nominees and not the current directors); and

•	each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.

Beneficial ownership has been determined in accordance with applicable SEC rules, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days.

Before the Closing of the Transaction

Name and Address of Beneficial Owner (1)	Number of Shares Owned	Percentage of Class
J. Leonard Ivins, CEO (2)	6,307,426	16.5%
Kevan Casey (3)	13,908,420	36.5%
Steven M. Plumb, President, COO, CFO and Secretary (4)	3,273,510	8.6%
Officers and Directors:
J. Leonard Ivins, Chairman of Board and CEO (2)	6,307,426	16.5%
Steven M. Plumb, President, COO, CFO and Secretary (4)	3,273,510	8.6%
Total of all Officers and Directors	9,580,936	25.1%

(1)	Unless otherwise indicated, the mailing address of the beneficial owner is Bering Exploration, Inc., 710 N. Post Oak Road, Suite 410, Houston, Texas 77024.
(2)	J. Leonard Ivins directly owns 6,307,426 shares of Common Stock.
(3)	The business address of Kevan Casey is PO Box 27949, Houston, Texas 77227-7949. Mr. Casey owns 3,374 shares directly and the following shares indirectly: 114,000 shares are held by Silver Star Holdings Trust, of which Mr. Casey is the trustee, 117,079 shares are held by KM Casey No 1, Ltd, of which Mr. Casey is the managing partner, 5,220,681 shares are held by Jinsun, LLC, of which Mr. Casey is the sole member, 8,096,144 shares are held by Vertical Holdings, LLC, of which Mr. Casey is the sole member, and 357,142 shares are held by TPH Holdings, LLC, of which Mr. Casey is the sole member.
(4)	VASHB Group, LLC, a limited liability company of which Steven M. Plumb owns a 100% interest, owns 29,739 shares. Mr. Plumb directly owns 3,243,771 shares of Common Stock.

Following the Closing of the Transaction

Name and Address of Beneficial Owner (1)	Number of Shares Owned	Percentage of Class
Breitling Oil and Gas Corporation (2)
1910 Pacific Avenue, Suite 7000
Dallas, Texas 75201	92,372,617	18.5%

Breitling Royalties Corporation (2)
1910 Pacific Avenue, Suite 7000
Dallas, Texas 75201	369,490,467	74.0%

Officers and Directors:
Chris R. Faulkner, CEO, President and director nominee (2)	461,863,084	92.5%
Jeremy S. Wagers, COO, General Counsel and director nominee	0
Jonathan S. Huberman, director nominee	0
Richard H. Mourglia, director nominee	0
Chris E. Williford, director nominee	0	%
Total of all Officers and Directors (2)	461,863,084	92.5%

(1)	Unless otherwise indicated, the mailing address of the beneficial owner is Bering Exploration, Inc., 1910 Pacific Avenue, Suite 7000, Dallas, Texas 75201.
(2)	Each of O&G and Royalties are owned 33- 1⁄3% by Chris R. Faulkner, 33- 1⁄3% by Parker Hallam and 33- 1⁄3% by Michael Miller, whose addresses are 1910 Pacific Avenue, Suite 7000, Dallas, Texas 75201. Messrs. Faulkner, Hallam and Miller also constitute the board of directors of each of O&G and Royalties. Based upon the “rule of three”, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals are deemed a beneficial owner of the entity’s portfolio securities. Consequently, each of Messrs. Faulkner, Hallam and Miller disclaim beneficial ownership of these shares of common stock. Nonetheless, the Company is reporting all of the shares owned by O&G and Royalties as being beneficially owned by Mr. Faulkner.

Directors and Executive Officers

Identification of Directors and Executive Officers

Presently, two directors serve on the Board. Pursuant to the terms of the Transaction, Mr. Ivins and Mr. Plumb have resigned as directors of the Company effective on the tenth day following the mailing of this Information Statement to the stockholders of the Company. Pursuant to the terms of the Transaction, the Board is to consist of five directors. The resignation of the Company’s current directors and appointment of the Incoming Directors will not occur until ten days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of Common Stock of the Company as required by Rule 14f-1 of the Exchange Act.

Prior to the Transaction

The Company’s executive officers and directors prior to the Transaction were:

Name	Age	Position
J. Leonard Ivins	73	Chairman of the Board and Director and Chief Executive Officer
Steven M. Plumb, CPA	53	Director, Chief Financial Officer, Chief Operating Officer, President and Secretary

J. Leonard Ivins. Mr. Ivins has served as the Company’s Chairman of the Board since March 2012. Mr. Ivins was appointed Chief Executive Officer and President of the Company in July 2012. He relinquished the duties as President of the Company in April 2013, upon the appointment of Mr. Plumb (see below). He previously served as the Company’s Chief Executive Officer and a director from May 2007 to March 2012. Since 1995, he has been a private investor. Previously, Mr. Ivins was a founder and co-owner of a privately held company that was an FDIC and RTC contractor. From 1979 to 1981, Mr. Ivins was a turnaround and workout consultant to small, publicly held oil and gas companies. From 1970 to 1975, Mr. Ivins was president of The Woodlands Development Corporation and a director of Mitchell Energy and Development Corp.

Steven M. Plumb, CPA. Mr. Plumb was appointed the Chief Financial Officer of the Company in July 2011. In March 2012, Mr. Plumb was appointed the Secretary of the Company. In April 2013, Mr. Plumb was appointed to the Board as well as President and Chief Operating Officer. From September 2010 to June 2011, Mr. Plumb served as the Chief Financial Officer of Galaxy Media & Marketing Corp (“Galaxy”) and from January 2011 to June 2011, he also served as a member of the board of directors and chairman of the board of directors of Galaxy. From September 2009 to April 2012, Mr. Plumb served as the Chief Financial Officer of ADB International Group, Inc. (ADBI.PK) and from June 2010 to April 2012, he also served on the board of directors of ADBI. From March 2008 to October 2009, Mr. Plumb served as the Chief Financial Officer of Oncolin Therapeutics, Inc. (OCOL.OB) and Striker Oil & Gas, Inc. (SOIS.OB). Mr. Plumb served as the Chief Financial Officer of HoustonPharma, Inc. from September 2006 to July 2008. Mr. Plumb served as the Chief Financial Officer of Hyperdynamics Corp. (AMEX.HDY) from November 2005 to June 2008 and as the Chief Financial Officer of ADVENTRX Pharmaceuticals, Inc. (AMEX:ANX) from January 2003 to December 2004. Since 2001, he has served as the owner and president of Clear Financial Solutions, Inc., a consulting firm that provides interim CFO services to small public companies. Mr. Plumb has a Bachelor of Business Administration degree from the University of Texas at Austin, Austin, Texas.

Following the Transaction

The Company’s executive officers following the Closing and directors (who will be appointed once the Waiting Period required by the Exchange Act has expired) are and will be:

Name	Age	Position
Chris R. Faulkner	37	Chief Executive Officer and President, nominee for director
Jeremy S. Wagers	37	Chief Operating Officer, General Counsel and Secretary, nominee for director
Jonathan S. Huberman	48	Nominee for director
Richard H. Mourglia	52	Nominee for director
Chris E. Williford	62	Nominee for director

Chris R. Faulkner. Mr. Faulkner was appointed as Chief Executive Officer and President of the Company effective as of the Closing. Mr. Faulkner founded O&G in 2004 and has been its President, Chief Executive Officer and Chairman of the Board since that time. He is a frequent lecturer at industry events and is a member of many industry organizations, including the Texas Alliance of Energy Producers, the Dallas Petroleum Club, Independent Petroleum Association of America, Texas Independent Producers and Royalty Owners Association. Mr. Faulkner writes a monthly column on oil and gas for Energy and Mining International and Oil and Gas Monitor magazines. Mr. Faulkner was nominated to serve on the Board of Directors of the Company because of his experience in putting together the oil and gas interests that now form the Company’s core assets.

Jeremy S. Wagers. Mr. Wagers was appointed as Chief Operating Officer and General Counsel effective as of the Closing. Mr. Wagers joined Breitling as Chief Compliance Officer and General Counsel in December 2012. Prior to joining Breitling, Mr. Wagers was Senior Vice President, General Counsel and Corporate Secretary for Triangle Petroleum Corporation. From 2002 through 2005, he practiced law as a corporate finance and M&A attorney with Vinson & Elkins, LLP, in Houston, Texas and from 2005 through 2011, he practiced law as a corporate finance and M&A attorney with Skadden, Arps, Slate, Meagher & Flom LLP, in Houston, Texas. Mr. Wagers earned a Bachelor of Business Administration in Finance and Economics (summa cum laude) from Baylor University and graduated from the University of Texas School of Law with Honors. Mr. Wagers was nominated to serve on the Board of Director of the Company because of his experience as General Counsel of a publicly traded oil and gas company and his experience as a corporate attorney.

Jonathan S. Huberman. Since July 2013, Mr. Huberman has been President and CEO of Tiburon, Inc., a software provider for the public safety industry (“Tiburon”). From February 2012 until June 2013, he was Managing Director at the Gores Group, Tiburon’s primary investor. From June 2008 until February 2012, Mr. Huberman was President of the Consumer and Small Business Products Division at EMC Corporation and was also responsible for the company’s China growth initiatives. Prior to that, Mr. Huberman was the CEO of Iomega Corporation and continued his responsibilities following EMC’s acquisition of Iomega in 2008. Before joining Iomega, Mr. Huberman was Managing Director and co-founder of aAd Capital, a hedge fund focused on investing in small to mid-sized public companies. Prior to aAd Capital, Mr. Huberman was a Partner at Idanta Partners, a technology focused private equity affiliate of the Bass family. Earlier in his career, Mr. Huberman worked at the Boston Consulting Group and Cray Research. Mr. Huberman also served as Special Advisor to the Director of DARPA. Mr. Huberman graduated with a B.A. in Computer Science from Princeton University, and received an M.B.A. from The Wharton School at the University of Pennsylvania. Mr. Huberman was nominated to serve on the Board of Directors of the Company because of his experience in raising funds for small to mid-sized companies.

Richard H. Mourglia. Mr. Mourglia has served as General Counsel and Senior Vice President-Land of Dune Energy, Inc. since August 2008. From 1990 until joining Dune, Mr. Mourglia was in private practice with major national and international law firms where his practice focused on a variety of oil and gas/energy transactional matters. Mr. Mourglia began his career in 1980 as a petroleum landman, including heading his own petroleum land services company from 1984 to 1990. Mr. Mourglia received a BBA in Finance in 1980 from The University of Texas at Austin and a JD (cum laude) in 1990 from South Texas College of Law. Mr. Mourglia has been active in various professional organizations, including serving on the board and as an officer of the General Counsel Forum and the board of the Texas Association of Bank Counsel. Mr. Mourglia was nominated to serve on the Board of Directors of the Company because of his experience as General Counsel of a publicly traded oil and gas company.

Chris W. Williford. Mr. Williford has over 35 years’ experience in various senior financial positions in the oil and gas sector. Since September 2013, Mr. Williford has been CFO of Silverback Exploration, LLC, a member of the EnCap financed family of portfolio exploration and production companies (“Silverback”). Silverback will be pursuing unconventional opportunities in the United States, utilizing horizontal drilling techniques. From September 2011 until September 2013, he was CFO of Central Montana Resources LLC, another exploration and production company. Prior to joining Central Montana Resources LLC, he spent almost 19 years as chief financial officer/treasurer of Abraxas Petroleum Corporation, a publicly traded company (“Abraxas”). Under Mr. Williford’s direction, Abraxas completed over $1.2 billion of both private and public debt financings and over $350 million in private and public equity raises. Abraxas also completed A&D transactions of more than $1 billion in both the US and Canada during Mr. Williford’s stay. Mr. Williford was nominated to serve on the Board of Directors of the Company because of his experience in finance in publicly traded oil and gas companies.

Terms of Office

The Incoming Directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s Bylaws (“Bylaws”) and the provisions of the Nevada Revised Statutes. Each of the Company’s directors will hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Bylaws and the provisions of the Nevada Revised Statutes.

The Company’s incoming officers have been appointed by the Board and will hold office until removed by the Board in accordance with the Bylaws and the provisions of the Nevada Revised Statutes.

Certain Relationships and Transactions

There are no family relationships between any of our current directors or executive officers and the proposed Incoming Directors and incoming officers. There has not been any transaction since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the Incoming Directors and incoming officers had or will have a direct or indirect material interest, except as follows:

•	In April 2013, the Company cancelled a previously issued stock option to Mr. Plumb and issued a new option to purchase 700,000 shares of the Common Stock at a price of $0.10 per share, vesting immediately, with a five year term.

•	In June 2013, the Company issued 900,000 shares of its Common Stock to Mr. Ivins in lieu of paying him a cash bonus. The fair market value of the shares on the date of issuance was $45,000.

•	In June 2013, the Company issued 1,200,000 shares of its Common Stock to Mr. Plumb for duties performed for the Company related the Company’s recent workover, farm-out and related oil and gas projects which were not contemplated in his employment contract. The fair market value of the shares on the date of issuance was $60,000.

•	In September 2013, the Company issued 10,016,200 shares of Common Stock to Mr. Ivins in lieu of paying him cash compensation and for unpaid expense reimbursements. The fair market value of the shares of Common Stock on the date of issuance was $701,134.

•	In September 2013, the Company issued 5,500,000 shares of Common Stock to Mr. Plumb in lieu of paying him cash compensation and for unpaid expense reimbursements. The fair market value of the shares of Common Stock on the date of issuance was $380,000.

In connection with the Transaction, the Company undertook the following actions with respect to its Common Stock:

•	cancelled 10,016,200 shares of Common Stock previously issued to Mr. Ivins; and

•	cancelled 5,500,000 shares of Common Stock previously issued to Mr. Plumb.

The proposed Incoming Directors and incoming officers are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The Company does not have a written policy pertaining solely to the approval or ratification of “related party transactions.” However, it is our policy that any material transactions between us and members of management or their affiliates, must be on terms no less favorable than those available from unaffiliated third parties.

Director Independence

During the fiscal year ended March 31, 2013, we did not have any independent directors on our Board. Of our proposed Incoming Directors, only three are expected to be independent. We evaluate independence by the standards for director independence established by applicable laws, rules and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc. and the SEC.

Information Concerning the Operation of the Board

The business of the Company is managed under the direction of the Board. In order to facilitate the various functions of the Board, the Board has created an Audit Committee, Compensation Committee and Corporate Governance & Compliance Committee. Mr. Ivins is the sole member of each committee. No charters have been established for any of the committees of the Board. Since each of the directors are also executive officers of the Company, none of the members of the Board are independent. The Common Stock is not listed on any national securities exchange, so it is not required to have a majority of independent directors, nor is it required to have any independent directors on any of its committees of the Board.

Our Board held a total of four meetings during fiscal 2012, either in person or by telephone. The Audit Committee met four times during fiscal 2012, but the Compensation Committee and the Corporate Governance & Compliance Committee did not meet. Each of our directors attended at least 75% of the total meetings of the Board and each committee on which he served during his time of service on our Board in 2012.

Board Leadership Structure

As of the date hereof, Mr. Ivins and Mr. Plumb are our only directors. Mr. Ivins is both Chairman of the Board and Chief Executive Officer of the Company. The Company has no lead independent director since the Company has no independent directors. The Board has determined that his leadership structure is appropriate for the Company given the Company’s size and limited resources. Our Board recognizes that no single leadership model is right for all companies and at all times and that, depending on the circumstances, other leadership models, such as separating the role of Chairman of the Board and Chief Executive Officer, might be appropriate. Since the executive officers and the directors of the Company have historically been the same people, there is no separate oversight by the Board of the Company’s risk oversight.

Directors Attendance at Annual Meetings of Shareholders

All of our directors are expected to attend each annual meeting of our stockholders. A director who is unable to attend the annual meeting, which it is understood will occur on occasion, is expected to notify the Chairman of the Board in advance of such meeting. Last year, the Company did not have an annual meeting of stockholders.

Shareholder Communications with the Board

The Board provides a process for stockholders of the Company to send written communications to the entire Board. Shareholders of the Company may send written communications to the Board c/o Corporate Secretary, Bering Exploration, Inc., 1910 Pacific Avenue, Suite 12000, Dallas, Texas 75201. All communications will be compiled by the Corporate Secretary of the Company and submitted to the Board on a periodic basis.

Audit Committee.

The Audit Committee of the Board currently consists of Mr. Ivins. The audit committee selects an independent public accounting firm to be engaged to audit our financial statements, discusses with the independent auditors their independence, reviews and discusses the audited financial statements with the independent auditors and management and recommends to our Board whether the audited financials should be included in our Annual Reports to be filed with the SEC.

Mr. Ivins: (1) did not meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act; (2) did not participate in the preparation of our financial statements or the financial statements of the Company; and (3) is able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement. The Board has determined that Mr. Ivins qualifies as an audit committee financial expert as defined in Item 407(d) of Regulation S-X by virtue of his educational background in finance and earning an MBA, work experience in finance and past public company experience and responsibilities as an audit committee member and corporate officer.

Audit Committee Report

The Audit Committee assists the Board in overseeing matters relating to the Company’s accounting and financial reporting practices, the adequacy of its internal controls and the quality and integrity of its financial statements, and is responsible for selecting and retaining the independent auditors. The Company’s management is responsible for preparing the Company’s financial statements, and the independent auditors are responsible for auditing those financial statements. The Audit Committee does not provide any expert or special assurance as to the Company’s financial statements or any professional certification as to the independent auditors’ work. The Audit Committee met four (4) times during the year ended March 31, 2013.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the Company’s audited financial statements as of and for the year ended March 31, 2013, and discussed them with management and LBB and Associates, Ltd., LLP (“LBB”), the Company’s independent accounting firm. The Audit Committee discussed and reviewed with LBB all matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (the “PCAOB”) on Rule 3200T.

The Audit Committee has received the written disclosures and the letter from LBB required by the applicable requirements of the PCAOB regarding communications with the Audit Committee concerning independence and has discussed with LBB its independence from the Company and the Company’s management.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the Company’s audited financial statements be included in the Company’s Annual Report on Form 10K for the year ended March 31, 2013.

Bering Exploration, Inc.

Audit Committee

/s/ J. Leonard Ivins

This report of the Audit Committee shall not be deemed “soliciting material”- or to be “filed” with the SEC or subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically request that the information be treated as soliciting material or specifically incorporated by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

Audit Fees. The aggregate fees billed for professional services rendered by LBB and Malone Bailey, LLP for the audits of the Company’s annual financial statements are:

	2013	2012
LBB and Associates, Ltd., LLP	$54,926
Malone Bailey, LLP	$1,250	$170,950

	$56,176	$10,950

During the fiscal years ended March 31, 2013 and 2012, no assurance or related serviced were performed by LBB and Malone Bailey, LLP that were reasonably related to the performance of the audit or review of the Company’s financial statements.

Compensation Committee

Currently, the Compensation Committee consists of Mr. Ivins, who is not an independent director. The purpose of the Compensation Committee is to award and compensate our officers and employees in a manner which provides incentives for the enhancement of shareholder value, for the successful implementation of our business plan and for continuous improvement and personal performance. The compensation program is based on a pay-for-performance philosophy.

The Compensation Committee will review and recommend the compensation philosophy and guidelines for all employees. It will then make a recommendation to the Board for its consideration and approval related to annual salary, incentive policies and programs, material new benefit programs and material changes to existing benefit programs. The Compensation Committee will not delegate any of its authority to any other persons.

Since Mr. Ivins is the Chief Executive Officer, he has a direct role in setting compensation. The Compensation Committee did not meet during the year ended March 31, 2013. The Compensation Committee did not engage any compensation consultants during the year ended March 31, 2013.

Director Nominations.

The Board does not currently have a standing nominating committee nor has it adopted a nominating committee charter. The entire Board currently operates as the nominating committee. Given the size of the Board and its limited assets, the Board does not believe that any purpose would be served by the formation of a separate nominating committee. There is no formal process or policy that governs the manner in which the Company identifies potential candidates for the Board. Historically, the Board has considered several factors in evaluating candidates for nomination to the Board including, but limited to, the candidate’s knowledge of the Company and its business, the candidate’s business experience and credentials, and whether the candidate would represent the interests of all of the Company’s shareholders as opposed to a specific group of shareholders.

Procedures for Submitting Board Nominations.

The Company does not have a formal policy with respect to our consideration of Board nominees recommended by shareholders since historically our shareholders have not recommended Board candidates. However, the Board will consider candidates recommended by shareholders on a case-by-case basis. A shareholder who desires to recommend a candidate for nomination to the Board at the Annual Meeting of Shareholders to be held in 2014, is required to give written notice to the company at 1910 Pacific Avenue, Suite 12000, Dallas, Texas 75201, attention Corporate Secretary.

Compensation of Directors and Executive Officers

Directors’ Compensation

During the fiscal year ended March 31, 2013, no directors received any compensation for serving as a director. In April 2013, Mr. Plumb was appointed to the board of directors and to serve as the Company’s President and Chief Operating Officer, in addition to his current duties as Chief Financial Officer and Secretary. At that time, his compensation increased from $5,000 to $12,750 per month.

Executive Compensation

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by our Chief Executive Officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Other Compensation ($)	Total ($)
Frederick Huttner, Jr. (2) Chief Executive Officer	2013	—	—	—	440,739	440,739

J. Leonard Ivins Chief Executive Officer	2013	156,000	—	689,557	—	845,557
	2012	156,000	—	—	—	156,000
	2011	156,000	40,000	—	—	196,000

Steven M. Plumb, CPA (3)	2013	175,000	—	543,235	—	718,235
	2012	60,000	—	—	—	60,000
	2011	10,000	—	—	—	10,000

(1)	The fair value of options was calculated using the Black-Scholes option-pricing model. Variables used in the valuation include: (1) discount rates of 0.36%, (2) expected life of 5 years, (3) expected volatility of 309.64%, 419.16% and 414.00% and (4) zero expected dividends.
(2)	In May 2012, the Company and Mr. Huttner agreed to cancel the Warrant owned by Mr. Huttner to acquire 500,000 shares of Common Stock and issue to Mr. Huttner a five year option to purchase 1,300,000 shares of Common Stock at an exercise price of $0.10 per share, effective December 30, 2011. The fair value of this option was $440,739, calculated using the Black-Scholes option-pricing model.
(3)	The Company has retained Clear Financial Solutions, Inc., a consulting firm owned by Mr. Plumb, to provide interim chief financial officer services at the rate of $2,500 per month. Mr. Plumb’s services were retained in December 2010. In July 2011, Mr. Plumb’s monthly compensation was increased to $5,000 per month. In February 2013, Mr. Plumb’s monthly compensation was increased to $10,000 per month, effective April 28, 2013. As a result, in the year ended March 31, 2013, additional compensation of $110,000 due to Mr. Plumb was accrued. In April 2013, Mr. Plumb’s monthly compensation was increased to $12,750 per month.

In February 2013, the Company issued 2,123,000 shares of Common Stock to Mr. Ivins upon the settlement of accrued compensation. The total fair market value of the shares on the date of issuance was $193,000.

In February 2013, the Company issued 1,890,935 shares of its Common Stock to Mr. Plumb in settlement for services rendered. The total fair market value of the shares on the date of issuance was $133,027.

In May 2012, the Company issued a stock option to Mr. Ivins to purchase 500,000 shares of Common Stock at a price of $0.10 per share, vesting immediately, with a five year term. The fair market value of the option on the date of grant was $99,270. In August 2012, the stock option was cancelled and a new option was issued to the Chairman of the Board to purchase 1,300,000 shares of Common Stock at a price of $0.10 per share, vesting immediately, with a five year term. The fair market value of the option was $649,846 on the date of grant.

In May 2012, the Company issued a stock option to Mr. Plumb to purchase 200,000 shares of Common Stock at a price of $0.10 per share, vesting as follows: 100,000 shares vest immediately and 100,000 shares vest on January 1, 2013, with a five year term. The fair market value of the option on the date of grant was $39,708 and will be recognized over the term of the vesting period. In August 2012, the stock option was cancelled and a new option was issued to the Chief Financial Officer to purchase 300,000 shares of Common Stock at a price of $0.10 per share, vesting as follows: 200,000 shares vest immediately and 100,000 shares vest on January 1, 2013, with a five year term. The fair market value of the option was $149,965 on the date of grant.

In January 2013, the Company issued a stock option to Mr. Plumb to purchase 700,000 shares of the Common Stock at a price of $0.10 per share, vesting on March 1, 2013, with a five year term. The fair market value of the option was $294,000 on the date of grant.

Outstanding Equity Awards at Fiscal Year End Table

The table below sets forth information with respect to our named executive officers regarding the value of equity compensation as of March 31, 2013.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
J. Leonard Ivins	-0-	-0-	-0-	-0-	n/a
Steven M. Plumb (1)	700,000	700,000	-0-	$0.10	2018

(1)	The stock option granted to Mr. Plumb vested immediately on the date of grant, January 25, 2013, and had a fair market value of $175,000 as of March 31, 2013, based upon a closing stock price of $0.25 on the last day of the Company’s fiscal year.

Employment Agreements

Frederick A. Huttner, Jr.

On October 28, 2011, the Company and Mr. Frederick Huttner entered into an employment agreement (the “Original Agreement”) pursuant to which Mr. Huttner would serve as the Company’s president. Pursuant to the Original Agreement, the Company agreed to issue Mr. Huttner 500,000 shares of Common Stock for services to be rendered.

On December 30, 2011, the Company and Mr. Huttner entered into an amended and restated employment agreement (the “Restated Agreement”) pursuant to which the Company agreed to issue, in lieu of the 500,000 shares of Common Stock described above, a five year warrant (the “Warrant”) to purchase up to 500,000 shares Common Stock at an exercise price of $1.00 per share (such exercise price being the previous day’s closing price of Common Stock as reported by the Pink Sheets OTCQB). The foregoing summary of the Restated Agreement and the Warrant are qualified in their entirety to the Restated Agreement and Warrant were filed as attachments to Form 8-K filed on January 5, 2012, each of which are incorporated herein by reference.

In May 2012, the Company and Mr. Huttner agreed to cancel the Warrant and issue to Mr. Huttner a five year option to purchase 1,300,000 shares of Common Stock at an exercise price of $0.10 per share, effective December 30, 2011.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who own more than 10% of a registered class of the Company’s equity securities (“Section 16 Persons”), to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Section 16 Persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file. Section 16(a) of the Exchange Act requires our directors, executive officers, and the persons who beneficially own more than ten percent of our common stock, to file reports of ownership and changes in ownership with the SEC.

The following is a list of each person who, at any time during the fiscal year, was a director, officer, beneficial owner of more than ten percent of our Common Stock (each, a “reporting person”) that failed to file on a timely basis, as disclosed in the above Forms, reports required by section 16(a) of the Exchange Act during the most recent fiscal year, and the number of late reports, the number of transactions that were not reported on a timely basis, and any known failure to file a required Form.

Len Ivins, Director and Officer has not filed a Form 3 and was late filing the following Forms:

Form No.	Late filings
5	4
4	8

Steven Plumb, Director and Officer has not filed a Form 3 and was late filing the following Forms:

Form No.	Late filings
5	1
4	4

Rick Huttner, Director and Officer during the fiscal year ending March 31, 2012, did not file any required Forms.

Kevan Casey, a beneficial owner during the fiscal year, did not file a Form 4 or Form 5 in 2013.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on December 9, 2013.

BERING EXPLORATION, INC.

By:	/s/ Chris Faulkner
Chris Faulkner, CEO and President